

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 21, 2007

Mail Stop 7010

Via U.S. mail and facsimile

Mr. Claus Wagner Bartak
Chairman and President
Red Reef Laboratories International, Inc.
450 Fairway Drive, #103
Deerfield Beach, FL 33441

**Re: Red Reef Laboratories International, Inc.
Amendment #1 Form 10-SB
Filed on August 3, 2007
File No. 0-52658**

Dear Mr. Bartak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

EPA Approved Products, page 4

1. Please clarify whether these products are currently in production. We assume that they are, since you separately discuss products in development, however, this is not clear from your disclosure.

2. We note that three of your four EPA approved products are licensed from and manufactured by third parties. Please discuss the material terms of these licenses and any agreements you have for the manufacture of the products, identify the counterparties, and file the licenses and other agreements as exhibits or tell us why they are not material to your business.

Red Reef Bullet Technology for Bio-Defense, page 6

3. We note your response to prior comment #15. Please provide us with the hard copies of the final test reports that were the subject of that comment.

Significant Customers, page 8

4. We note your new disclosure that the loss of Benchmark as a customer would have a negative impact on the operations of the company. Please explain why this is the case, since you also state that Benchmark paid you a "one-time fee" for the licensing agreement. Are there other provisions of the agreement pursuant to which you expect to receive revenue? If so, please discuss these provisions.

Distribution, page 8

5. You state that you currently sell BioClear TKO directly to the end user. Please explain who the end users are and how you sell directly to them. For example, do you sell through a website or direct mail?

Acquisition of Assets and Liabilities of Altfuels Corporation, page 9

6. Please explain the business purpose behind your acquisition of Altfuels. We note your discussion of the acquisition in the notes to the financial statements. Clarify the role that Altfuels will have in the joint venture, including what services it will provide. For example, was the acquisition necessary in order to provide these services to the joint venture? Was Red Reef not itself equipped to provide them prior to the acquisition

MD&A
Results of Operations, page 15

7. We note your response to our prior comment 28. Please revise your disclosures to better explain why you incurred higher consulting fees in 2006 than in 2007, as this provides your readers with a better understanding of the variability in your results.

Liquidity and Capital Resources, page 15

8. We note your revisions in response to prior comment 29. We further note in the subsequent events footnote on page 37 that you planned to complete the purchase of Certified Environmental Services, Inc. in the third quarter of 2007, which has now passed. Please revise your liquidity discussion concerning this acquisition on page 16 to clarify whether the acquisition has closed. If the acquisition has closed, explain how you financed the acquisition. If the acquisition has not closed, disclose how you plan to finance this acquisition as well as any steps you have taken to secure such financing. Also update your subsequent events footnote on page 37 for this matter.

9. Please delete the reference to not having any cash flow or liquidity problems on page 17 to be consistent with your March 31, 2007 liquidity discussion.

Financial Statements for the Period Ended March 31, 2007

Note 1 – Summary of Significant Accounting Policies
Revenue and Cost Recognition, page 30

10. We note that your company both provides services and sell products; however, your description of cost of revenues, added in response to our prior comment 27, appears to only address the costs of selling products. Please also disclose the costs associated with providing services that are classified as cost of revenues, such as the salaries and benefits of the employees who provide those services.

Joint Venture, page 30

11. We note your revisions in response to prior comment 38. As previously requested, please tell us if this joint venture existed at March 31, 2007. If so, please revise your accounting policy to use the present tense when referring this joint venture, disclose the amount of your investment in the joint venture, and disclose where it is classified on your balance sheet and statement of operations. If you are using the future tense in your disclosure because the joint venture did not exist at March 31, 2007, or because it had no assets or operations at that date, please revise your footnote to clarify this.

Concentrations of Business and Credit Risk, page 31

12. We note your response to prior comment 36. Please provide us with more information about how you determined that it was appropriate to recognize the initial non-refundable fee of $300,000 at the start of the license term. Your response should address the issues noted in SAB Topic 13A3(f), including a

detailed analysis of whether the initial fee and the subsequent percentages earned based on assignments of rights or sales of your products qualify as separate units of accounting under EITF 00-21.

13. Please disclose the date on which your licensing agreement began.

14. We note from your agreement filed as Exhibit 10.13 that Benchmark China Ltd. paid you an initial non-refundable fee of $300,000. However, you state under "Major Customer" that you received $440,000 as a one-time fee from Benchmark China Ltd. Please revise your footnotes to explain in more detail the portion of the $440,000 one-time licensing fee that is not from the $300,000 initial non-refundable fee. Specifically, you should explain how you earned this revenue, whether it is recurring or non-recurring, and how you are recognizing this revenue. Please also revise disclosures throughout your filing, such as page 7 and page 15, to explain in more detail the portion of the $440,000 one-time licensing fee that is not from the $300,000 initial non-refundable fee.

15. In your discussion of the licensing agreement, we read that you will receive 50% fees paid for all assignments of rights to third parties and 10% of gross sales from all sources, regardless of price, payable quarterly, upon review and acceptance. Please revise your disclosure to clarify when you recognize these revenues, such as at each quarter end when they are reported to you by Benchmark China Ltd., and explain in more detail the review and acceptance process.

Note 7 – Acquisition and Judgments Payable, page 35

16. We note your revisions in response to prior comment 40 and have the following comments.

- We note you have disclosed that the value of the acquired company was determined by appraisal. If you wish to keep this disclosure, we remind you that a consent from this expert must be provided in any 33 Act filing in accordance with Rule 436(b) of Regulation C.
- Please modify your disclosures to include a brief description of the acquired entity and the primary reasons for the acquisition in accordance with paragraphs 51(a-b) of SFAS 141.
- Please provide the pro forma and related disclosures for the acquisition as required by paragraphs 58(b-c) of SFAS 141.

- Please revise the disclosure on page 16 that you "…are not subject to any unsatisfied judgments…" as this does not appear consistent with your disclosures in this footnote. Also explain to us how you determined it was appropriate to disclose on page 16 that you "are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring [you] to make payments." In this regard, we note your statement on page 35 that the debt of the L-1011 Corporation was in default at the time you acquired it.
- We read on page 35 that the acquired liabilities of the L-1011 Corporation "were in default at the time of the acquisition" and that you are "currently attempting to refinance the debt and remove the judgments." We further note references throughout your filing to the acquired debt and judgments of this entity. In light of the fact that your response to the third bullet point of our prior comment 40 indicates that there is no debt and all acquired liabilities are judgments, the meaning of your disclosures remains unclear. Please explain to us in detail what you mean by judgments and how you are trying to get these judgments removed. Also explain to us in detail why your filing refers to debt of L-1011 Corporation that is in default and needs to be refinanced if you did not acquire debt. Please revise the disclosures throughout your filing to clarify this matter.
- We note from your response that you will file an amended Form 10-SB to provide the required financial statements for this acquired company. Please tell us your anticipated timing to file such financial statements and confirm to us that you will supplementally provide us with your analysis of significance to support the financial statements that you include in your filing.

Financial Statements for the Fiscal Year Ended September 30, 2006

General

17. We note your revisions in response to prior comment 32. Please make the following additional revisions to appropriately reflect the forward stock split.

- Revise the common stock and additional paid-in capital amounts in the year-end balance sheets to be consistent with your statement of stockholders' equity.
- Revise your weighted average shares and net loss per share within your statements of operations.
- Revise the number of shares issued during the year ended September 20, 2006 as disclosed in Note 6 on page 46.

18. Please revise to update financial statements and related disclosures as required by Item 310 of Regulation S-B.

Note 6 – Stockholders' Equity, page 46

    19. As previously requested, please tell us if any of the providers of these consulting services are considered related parties.

General

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant at (202) 551-3753 or, in his absence, Jennifer Thompson, Staff Accountant at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or me at (202) 551-3767 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director